

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
Table of Contents

Report of Ernst & Young LLP,
Independent Registered Public Accounting Firm

Plan Administrator
The Gannett Co., Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

McLean, Virginia
June 26, 2012

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2011	December 31, 2010
Assets		
Cash:	$ 2,484,995	$ 2,423,065
Investments at fair value:		
Gannett Co., Inc. common stock	142,883,465	156,476,027
Other investments	1,065,483,937	1,129,763,030
Total investments	1,208,367,402	1,286,239,057
Receivables:		
Employer contribution	11,818,478	13,260,629
Employee contributions	780,046	850,777
Interest and dividends	1,692,280	849,228
Due from broker, net	213,755	887,068
Note receivables from participants	25,118,821	28,816,928
Total receivables	39,623,380	44,664,630
Total assets	1,250,475,777	1,333,326,752
Liabilities		
Other payables	322,194	321,126
Total liabilities	322,194	321,126
Net assets available for benefits, at fair value	1,250,153,583	1,333,005,626
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,872,343)	(5,633,183)
Net assets available for benefits	$1,244,281,240	$1,327,372,443

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2011
Contributions:	
Employer, net	$ 49,297,572
Employee	66,037,013
Total contributions	115,334,585
Interest income on notes receivable from participants	1,277,180
Investment income:	
Interest and dividends	21,044,595
Net depreciation in fair value of investments	(63,560,027)
Total investment loss	(42,515,432)
Total additions	74,096,333
Benefits paid to participants	(154,469,150)
Administrative expenses	(2,718,386)
Total deductions	(157,187,536)
Net decrease	(83,091,203)
Net assets available for benefits:	
Beginning of year	1,327,372,443
End of year	$ 1,244,281,240

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets

The Plan assets are held under a trust agreement (Trust) with Northern Trust (the Trustee). ACS HR Solutions, LLC, a wholly owned subsidiary of Affiliate Computer Services, Inc. (ACS, Inc.) serves as the recordkeeper. Charles Schwab is the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in Gannett stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, the employee has the right to receive any Gannett common shares in kind. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven core investment options which include one privately managed fund, six registered investment company mutual funds, two "fund of funds" options, Gannett Co., Inc. common stock and a suite of target maturity funds. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants are immediately vested in their contributions plus actual earnings thereon. Participants generally become fully vested in the Company's matching contribution after three years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions was $921,153 and $1,121,226 for the years ended December 31, 2011 and 2010, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts generally bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee votes for uninstructed shares in the same proportion as instructed shares.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. In 2011 and 2010, the Plan recognized additional employer contributions (transition credits) of $11.3 million and $12.4 million, respectively, for long-service employees whose benefit accruals under the Gannett Retirement Plan were frozen.

Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. In 2010, the employer match was generally funded fifty percent using the existing treasury shares and fifty percent funded through open market purchases. In 2011, the employer match was generally funded through open market purchases. Participants in certain operating units receive a cash matching contribution as stipulated in the Plan document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Investments are reported at fair value. See Note 8 for discussion of fair value measurements.

In accordance with the Other Presentation Matters Subtopic of Accounting Standards Codification (ASC) Topic 962, *Plan Accounting – Defined Contribution Pension Plans*, the Plan records all traditional and synthetic guaranteed investment contracts (GICs) at fair value as part of other investments in the Statements of Net Assets Available for Benefits. However, as these GICs are fully benefit-responsive per the ASC, a separately disclosed adjustment is made to reflect contract value as part of net assets available for benefits.

The Plan's traditional GICs provide a fixed rate of interest over a specified period of time. The fair value of traditional GICs is based on the present value of future cash flows calculated based on market interest rates of GICs with similar terms as of year-end. The adjustment from fair value to contract value is based on the contract value reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and U.S. Treasury notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration. The fair value of synthetic GICs includes the value of the underlying securities and the value of the wrapper contract.

The average yield earned by the insurance contracts was 2.54% and 3.12% during the years ended December 31, 2011 and 2010, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 2.16% and 2.80% during the years ended December 31, 2011 and 2010, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan's administration; (ii) changes to the Plan's prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is not probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Interest income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of investments which consists of the realized gains or losses and the unrealized depreciation on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*, (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and presents information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in level 3 measurements on a gross basis, which was effective for 2011, the guidance in ASU 2010-06 was effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan's net assets available for benefits or its changes in net assets available for benefits.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 1, 2011, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5 percent of the Plan's net assets available for benefits:

	December 31, 2011	December 31, 2010
Gannett Co., Inc. common stock:		
Participant directed	$136,506,898	$148,088,190
Company match	6,376,567	8,387,837
Total Common Stock	142,883,465	156,476,027
Brandywine Fund	74,256,403	91,691,275
Vanguard S&P 500 Fund	77,340,838	78,218,449
Dodge & Cox Balanced Fund	86,851,248	92,139,342
American EuroPacific Growth Fund	87,692,986	116,014,833
PIMCO Total Return Fund	114,420,842	123,151,584
Prudential Insurance Company (Guaranteed Investment Contract)	63,824,974	N/A***

*** Investment new in 2011

A summary of net depreciation during the year ended December 31, 2011 was:

	Year Ended December 31, 2011
Common stock - Gannett Co., Inc.	$ (19,338,011)
Target maturity funds	(7,869,033)
Mutual funds	(35,659,132)
Common stock - Managed accounts	(1,074,374)
Index funds	1,488,102
Self-directed brokerage accounts	(1,107,579)
Net depreciation in investments	$ (63,560,027)

NOTE 5 - RELATED PARTIES

Gannett Plan sponsor, is a related party. At December 31, 2011 and 2010, the Plan held an investment of 10,686,871 and 10,369,518 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2011 and 2010 was $142,883,465 and $156,476,027, respectively.

The Plan's self-directed brokerage account held investments in a money market fund managed by ACS HR Solutions, LLC. ACS HR Solutions, LLC is also the Plan's recordkeeper.

Certain Plan investments are shares of a mutual fund managed by Northern Trust. Northern Trust is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Northern Trust of New England N.A. for investment management services for the year ended December 31, 2011.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,244,281,240
Add: Adjustment from contract value to fair value for fully benefit–responsive investment contracts at December 31, 2011	5,872,343
Net assets available for benefits per the Form 5500	$1,250,153,583

A reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (b) of Form 5500 Schedule H. Part II, for the year ended December 31, 2011 is presented below.

Total additions reported in the financial statements	$74,096,333
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	(5,633,183)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	5,872,343
Add: Qualified Plan Rollover Disbursements for December 31, 2011	1,416,935
Total additions reported on Form 5500	$75,752,428

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011 to the Form 5500:

Benefits paid to participants per the financial statements	$154,469,150
Less: Benefits payable to participants at December 31, 2010	-
Add: Benefits payable to participants at December 31, 2011	1,060,987
Add: Qualified Plan Rollover Disbursements for December 31, 2011	1,416,935
Benefits paid to participants per Form 5500	$156,947,072

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 – FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the market participants' assumptions (unobservable inputs). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issues.

Mutual funds: Valued based on the published net asset values as quoted through publicly available pricing sources. These investments are redeemable at any time.

Index funds, target maturity funds, and stable value collective investment trust: Valued at the net asset value established by the fund manager on a daily basis. These investments are redeemable at any time.

Self-directed brokerage accounts: Valued based on the individual securities quoted through publicly available pricing sources.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, for certain investments. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Common Stock – Gannett Co., Inc.	$142,883,465	$ -	$ -	$ 142,883,465
Common Stock – Managed Accounts	41,783,828	-	-	41,783,828
Liquidity Fund	27,399,604	-	-	27,399,604
Guaranteed Investment Contracts	-	-	212,788,469	212,788,469
Collective Trust [b]	-	18,929,538	-	18,929,538
Mutual Funds	536,339,806	-	-	536,339,806
Index Funds [a]	-	85,461,711	-	85,461,711
Target Maturity Funds [a]	-	129,660,115	-	129,660,115
Self-directed Brokerage Account	13,120,866	-	-	13,120,866
Total assets at fair value	$761,527,569	$234,051,364	$212,788,469	$1,208,367,402

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Common Stock – Gannett Co., Inc.	$156,476,027	$ -	$ -	$ 156,476,027
Common Stock – Managed Accounts	42,759,735	-	-	42,759,735
Liquidity Fund	21,218,199	-	-	21,218,199
Guaranteed Investment Contracts	-	-	216,877,651	216,877,651
Collective Trust [b]	-	18,819,878	-	18,819,878
Mutual Funds	597,056,664	-	-	597,056,664
Index Funds [a]	-	88,772,786	-	88,772,786
Target Maturity Funds [a]	-	131,697,409	-	131,697,409
Self-directed Brokerage Account	12,560,708	-	-	12,560,708
Total assets at fair value	$830,071,333	$239,290,073	$216,877,651	$1,286,239,057

(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal and may contain a mix of US common stocks, US issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

(b) This category includes a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2011:

	Guaranteed Investment Contracts
Balance, beginning of year	$216,877,651
Total gains or losses (realized or unrealized) included in changes in net assets	239,160
Purchases	68,020,584
Sales	(9,016,876)
Settlement	(63,332,050)
Balance, end of year	$212,788,469
Total gains or losses included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ 204,785

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Gannett Co., Inc. Common Stock *	Employer Securities	$128,088,263	$ 142,883,465
Northern Trust Short Term Investment Fund*	Liquidity Fund		$ 27,399,604
SEI Stable Asset Fund	Collective Trust		$ 18,929,538
AEGON (Monumental Life)	Guaranteed Investment Contract 5.90% due 9/30/13		$ 4,684,324
Metropolitan Life	Guaranteed Investment Contract 5.94% due 9/30/13		3,522,376
Metropolitan Life	Guaranteed Investment Contract 5.21% due 3/31/13		3,040,959
Mutual of America	Guaranteed Investment Contract 5.13% due 6/30/13		5,099,305
New York Life	Guaranteed Investment Contract 5.77% due 9/30/13		5,812,169
Ohio National Life	Guaranteed Investment Contract 5.37% due 3/31/13		2,735,480
Principal Life Insurance	Guaranteed Investment Contract 5.90% due 12/31/14		12,356,015
Prudential Insurance Company	Guaranteed Investment Contract 5.10% due 3/30/12		4,079,689
Prudential Insurance Company	Guaranteed Investment Contract 1.89%		63,824,974
Monumental	Guaranteed Investment Contract 2.31%		53,844,703
State Street Bank	Guaranteed Investment Contract 2.17%		53,788,475
Total Guaranteed Investment Contracts			$ 212,788,469

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Participant Loans *	Interest rates ranging from 4.25% to 9.26% with maturities ranging from 12 months to 5 years		$ 25,118,821
AllianceBernstein *	Target Maturity Fund – 2005		$ 2,028,433
AllianceBernstein *	Target Maturity Fund – 2010		4,922,708
AllianceBernstein *	Target Maturity Fund – 2015		19,311,984
AllianceBernstein *	Target Maturity Fund – 2020		23,501,684
AllianceBernstein *	Target Maturity Fund – 2025		25,125,592
AllianceBernstein *	Target Maturity Fund – 2030		15,774,864
AllianceBernstein *	Target Maturity Fund – 2035		13,650,757
AllianceBernstein *	Target Maturity Fund – 2040		11,096,059
AllianceBernstein *	Target Maturity Fund – 2045		9,348,327
AllianceBernstein *	Target Maturity Fund – 2050		4,613,502
AllianceBernstein *	Target Maturity Fund – 2055		286,205
Total Target Maturity Funds			$ 129,660,115
American EuroPacific Growth Fund	Mutual Fund		$ 87,692,986
Brandywine Fund	Mutual Fund		74,256,403
Dodge & Cox Balanced Fund	Mutual Fund		86,851,248
Dreyfus Cash Management Fund	Mutual Fund		53,481,274
Pimco Total Return Fund	Mutual Fund		114,420,842
Vanguard S&P 500 Fund	Mutual Fund		77,340,837
NFJ Div Value	Mutual Fund		18,905,180
Columbia Marsico Focused Equities Fund	Mutual Fund		23,391,036
Total Mutual Funds			$ 536,339,806
BlackRock Russell 1000 Growth Index	Index Fund		$ 48,069,272
BlackRock Russell 1000 Value Index	Index Fund		37,392,439
Total Index Funds			$ 85,461,711

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Adr Baidu Inc Sponsored Adr	Common Stock		$ 422,204
Adr Ctrip Com Intl Ltd American Dep SHS American Dep SHS	Common Stock		182,520
Adr Royal Dutch Shell PLC	Common Stock		702,395
UBS AG SHS Com	Common Stock		428,542
Adr BP PLC Sponsored ADR	Common Stock		498,434
Shire Plc Adr	Common Stock		353,260
#Reorg/American Tower Mandatory Exc	Common Stock		498,083
Abbott Lab Com	Common Stock		674,760
Abercrombie & Fitch Co Cl A	Common Stock		126,984
AllState Corp Com	Common Stock		669,489
Altera Corp Com	Common Stock		189,210
Amazon Com Inc Com	Common Stock		389,475
American International Group Inc Com	Common Stock		351,480
Apple Inc Com Stk	Common Stock		1,180,575
Avent Inc Com	Common Stock		774,141
Bank of America Corp	Common Stock		170,275
Biogen Idec Inc Com Stk	Common Stock		231,105
Borg Warner Inc Com	Common Stock		280,456
C H Robinson Worldwide Inc Com New Com New	Common Stock		258,186
CA Inc Com	Common Stock		403,289
Celegen Corp Com	Common Stock		351,520
Cerner Corp Com	Common Stock		202,125
Citigroup Inc Com New Com New	Common Stock		396,544
Citrix Sys Inc Com	Common Stock		309,672
Cliffs Nat Res Inc Com Stk	Common Stock		205,755
CME Group Inc Com Stk	Common Stock		194,936
Cognizant Technology Solutions Corp Cl ACL A	Common Stock		610,945
Computer Sci Corp Com	Common Stock		412,972
Concho Res Inc Com Stk	Common Stock		450,000
Costco Wholesale Corp New Com	Common Stock		283,288
Danaher Corp Com	Common Stock		719,712
Deere & Co Com	Common Stock		394,485
Dell Inc Com Stk	Common Stock		243,590
Ecolab Inc Com	Common Stock		346,860
Edwards Lifesciences Corp Com	Common Stock		311,080
EMC Corp Com	Common Stock		581,580
Entergy Corp New Com	Common Stock		557,006
Estee Lauder Companies Inc CL A	Common Stock		280,800
Express Scripts Inc Com	Common Stock		330,706
Exxon Mobil Corp Com	Common Stock		815,815
Fluor Corp New Com	Common Stock		321,600
FMC Technologies Inc Com	Common Stock		574,530
Fortune Brands Home & Sec Inc Com	Common Stock		287,381
Frkln Res Inc Com	Common Stock		758,874

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
General Mills Inc Com	Common Stock		$ 230,337
Goldman Sachs Group Inc Com	Common Stock		284,854
Google Inc Cl A Cl A	Common Stock		839,670
Hewlett Packard Co Com	Common Stock		904,176
Huntington Ingalls Inds Inc Com	Common Stock		69,973
Hospitality Ptys Tr Com SH Ben Int	Common Stock		598,054
Ill Tool Wks Inc Com	Common Stock		238,221
Ingram Micro Inc Cl A	Common Stock		419,280
Intercontinental Exchange Inc Com	Common Stock		301,375
Intuit Com	Common Stock		268,209
Intuitive Surgical Inc Com New Stk	Common Stock		277,806
Jarden Corp Com	Common Stock		459,405
JPMorgan Chase & Co Com	Common Stock		610,138
L-3 Communications Hldg Corp Com	Common Stock		498,433
Las Vegas Sands Corp Com Stk	Common Stock		440,119
LinkedIn Corp Cl A	Common Stock		126,020
Masco Corp Com	Common Stock		427,322
Metlife Inc Com	Common Stock		386,632
Microsoft Corp Com	Common Stock		353,705
Mohawk Inds Inc Com	Common Stock		275,310
Molson Coors Brewing Co Cl B Cl B	Common Stock		524,657
Monsanto Co New Com	Common Stock		497,497
Morgan Stanley Com Stk	Common Stock		297,683
NetApp Inc Com Stk	Common Stock		268,398
Northrop Grumman Corp Com	Common Stock		785,094
O Reilly Automotive Inc New Com	Common Stock		255,840
Occidental Petroleum Corp	Common Stock		496,610
Omnicom Group Inc Com	Common Stock		678,730
Oracle Corp Com	Common Stock		497,610
Peabody Energy Corp Com Stk	Common Stock		86,086
Penny JC Co Inc Com	Common Stock		398,074
Perrigo Co Com	Common Stock		155,680
PNC Financial Services Group Com Stk	Common Stock		364,301
PPG Ind Inc Com	Common Stock		465,457
Precision Castparts Corp Com	Common Stock		82,395
Priceline Com Inc Com New Stk	Common Stock		509,804
Qualcomm Inc Com	Common Stock		809,560
Ralph Lauren Corp Cl A Cl A	Common Stock		317,584
Renaissance Re Hldgs Ltd Com	Common Stock		589,382
Salesforce Com Inc Com Stk	Common Stock		344,964
Schlumberger Ltd Com Com	Common Stock		587,466
Sherwin-Williams Co Com	Common Stock		399,483
Staples Inc Com	Common Stock		705,959
Starbucks Corp Com	Common Stock		358,878

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
State Str Corp Com	Common Stock		$ 357,751
TD Ameritrade Hldg Corp Com Stk	Common Stock		183,105
TE Connectivity Ltd	Common Stock		348,153
Union Pacific Corp Com	Common Stock		879,302
United Technologies Corp Com	Common Stock		423,922
United Health Group Inc Com	Common Stock		729,792
Varian Medical Systems Inc	Common Stock		275,233
Verisign Inc Com	Common Stock		285,760
Visa Inc Com Cl A Stk	Common Stock		822,394
Yum Brands Inc Com	Common Stock		265,546
Total Common Stock			$ 41,783,828
Charles Schwab	Self-Directed Brokerage Account		$ 13,120,866
Total Investments			$ 1,233,486,223

* Represents a party-in-interest
** Cost information for participant directed investments is not required.

SIGNATURES

The Gannett Co., Inc. 401(K) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan

Date: June 26, 2012

By: 
Teresa S. Gendron
Vice President and Controller

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-163576 and 333-154846) pertaining to The Gannett Co., Inc. 401(k) Savings Plan of our report dated June 26, 2012, with respect to the financial statements and schedule of the plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Ernst + Young LLP

McLean, Virginia
June 26, 2012